EXHIBIT 99.1

News Release dated October 24, 2013, Suncor Energy to release third quarter 2013 financial results

Media Advisory

FOR IMMEDIATE RELEASE

Suncor Energy to release third quarter 2013 financial results

Calgary, Alberta (October 24, 2013) – Suncor Energy will release its third quarter financial results on October 30, 2013 at 8 p.m. MT (10 p.m. ET).

Following the release, a teleconference to review the third quarter will be held at 7:30 a.m. MT (9:30 a.m. ET) on Thursday, October 31, 2013. Representing management will be Steve Williams, chief executive officer, and Bart Demosky, chief financial officer. A question and answer period will follow brief remarks from management. Steve Douglas, vice president, Investor Relations, will host the call.

To participate in the teleconference:

•                  if calling from North America: 1 866-226-1792

•                  if calling from outside North America: +1 416-340-2216

To participate in the conference via webcast, go to suncor.com/webcasts.

An archive of the conference call will be available until November 7, 2013.

To access the archive:

•                  from North America: 1 800-408-3053 (pass code: 5276249)

•                  from outside North America: +1 905-694-9451 (pass code: 5276249)

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy please visit our web site at suncor.com, follow us on Twitter @SuncorEnergy or read our blog, OSQAR.

Investor inquiries:

800-558-9071

invest@suncor.com

Media inquiries:

403-296-4000

media@suncor.com

Suncor Energy 150 6 Avenue S.E. Calgary Alberta T2P 3E3 suncor.com